

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 2, 2016

Via E-mail
Wanjun Xie
Chief Executive Officer
Landbay Inc
3906 Main Street, 207
Flushing, NY 11354

      Re: **Landbay Inc**
              Amended Registration Statement on Form S-1
              Filed August 18, 2016
              File No. 333-210916

Dear Mr. Xie:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 15, 2016 letter.

Plan of Distribution, page 8

1. We note your statement that "Landbay, Inc will purchase 93,000,000,000 shares of Landbay Inc by cash or properties." Please advise us if Larison Inc (not Landbay, Inc.) will purchase from Landbay. Revise the prospectus to clearly indicate the amount you intend to sell to the public and the amount you intend to have purchased by an affiliate. Additionally, please identify the properties that will be received, clarify how they will be valued and explain if you plan to accept other than cash from all potential investors. We may have further comment.

Description of Business, page 9

2. We note your response to comment 9 and the statement that Mr. Xie is the 100% owner
    throughout the registration statement. If the 99.9 billion shares are authorized but not yet
    outstanding it is unclear why you say he is the 100% owner. Please advise if he is the
    incorporator under New York law.

Financial Statement, page 11

3. Please update to include financial statements and related footnotes for the interim period
    ended June 30, 2016. See Rule 8-08 of Regulation S-X. Please also update your other
    financial related information throughout your filing, as applicable.

Management's Discussion and Analysis or Plan of Operation, page 13

4. Please update to also include a discussion of the three-month interim period ended June
    30, 2016. See Item 303(b) of Regulation S-K.

Directors, Executive Officers, Promoters and Control Persons, page 17

5. Please disclose your promoter's experience with other filers, including filers that have
    and have not become qualified or effective. In this regard, we note Achison Inc, file
    number 333-211051. Revise to disclose conflicts of interest associated with running
    multiple businesses in the same industry.

Exhibits and Financial Statement Schedules, page 18

6. We read your response to comment 14. The information filed under Exhibit 23 is not a
    consent. A consent from your independent registered public accounting firm states, if
    true, that the auditor consents to the use of their auditor's report, and other references to
    the auditor, in this registration statement. It is also signed and currently dated by the
    auditor. Please include this consent as Exhibit 23 to the next amendment of your Form S-
    1. See Item 601(b)(23) of Regulation S-K.

Undertakings, page 18

7. We reissue comment 13. Please revise to provide the undertaking required by Item
    512(h) of Regulation S-K or advise us why the undertaking is not required.

        You may contact Brian McAllister at (202) 551-3341 or Rufus Decker at (202) 551-3769
if you have questions regarding comments on the financial statements and related matters.
Please contact Michael Killoy at (202) 551-7576 or Jim Lopez at (202) 551-3536 with any other
questions.

                                        Sincerely,

                                        /s/ James Lopez (for)

                                        John Reynolds
                                        Assistant Director
                                        Office of Beverages, Apparel,
                                        and Mining